FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: April 12, 2007

Genesis Lease Limited

(Exact Name of registrant as specified in its charter)

Roselawn House

University Business Complex

National Technology Park

Limerick, Ireland

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Credit Facility

On April 5, 2007, GAL Limited (“GAL”), a subsidiary of Genesis Lease Limited (“GLL”), entered into a $1 billion senior secured credit facility with GLL, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for GAL to increase the aggregate principal amount of available loans by an additional amount of up to $750 million during the first 18 months following the closing date of the credit facility, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that GAL may acquire.

Revolving Facility, Conversion and Term. The commitments under the credit facility are available until April 2010, at which time GAL will have the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. If GAL does not exercise this option, then the outstanding amount under the credit facility at such time will be due on such date. All borrowings under the credit facility are subject to the satisfaction of customary conditions, including the delivery of aircraft appraisals, lien perfection, absence of a default, the absence of a material adverse change in the financial condition or business of Genesis Lease or GAL, and the accuracy of customary representations and warranties.

Commitment Fees. The following commitment fees will be payable in connection with the commitment for the credit facility:

•	0.375% per year on the unused amount of the initial commitment of up to $250 million, payable quarterly by GAL in arrears from the closing date until October 2008; and
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0.375% per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, which is payable by in advance by GE Commercial Aviation Services Limited (“GECAS”), (2) thereafter for a period of 6 months, payable quarterly by GAL in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if GAL exercises the option to increase the commitment amount to $1 billion, payable quarterly by GAL in arrears.

If GAL exercises its option to increase the commitment amount to $1 billion before the first anniversary of the signing date, then it will receive a credit equal to the amount of the commitment fee paid with respect to subclause (1) of the prior bullet, for the period of time from the date of such exercise to the first anniversary of the signing date, and GAL will refund such amount to GECAS.

Interest Rate. Borrowings under the credit facility will bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin will be between 1.50% and 1.75%, depending on GAL’s portfolio composition and the principal amount outstanding under the credit facility during the revolving period and 2.75% during the term period (if GAL exercises its option to convert the credit facility to a term loan).

Prepayment. GAL has the right to prepay any amounts outstanding under the credit facility or to reduce the commitment thereunder. In addition, GAL will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base (as defined in the credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.

Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among GAL, certain affiliates of GAL, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the credit facility will be secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of GAL, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants. The credit facility contains customary covenants, including the following:

•	a requirement that GAL deliver periodic financial and other reports to the administrative agent;
•	limitations on the incurrence of additional indebtedness;
•	limitations on consolidation, acquisition, merger and transfer of assets;
•	a requirement that the aircraft in GAL’s portfolio comply with lessee and geographic concentration limits;
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a requirement that the weighted average age of GAL’s aircraft portfolio not exceed 10 years until the option to increase the commitment amount to up to $1 billion is exercised, and 8 years thereafter; and

•

a requirement that from the earlier of (1) six months after the signing date and (2) GAL having borrowed at least $100 million under the credit facility, the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility.

Servicing Agreement

On April 5, 2007, GAL also entered into a servicing agreement with GECAS relating to the aircraft that GAL will acquire. The principal services being provided by GECAS under the servicing agreement with respect to aircraft that will be owned and leased by GAL are:

•	lease marketing and remarketing, including lease negotiation;
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collecting rental payments and other amounts due under leases, collecting additional rent and maintenance payments where applicable, lease compliance and enforcement and accepting delivery and redelivery of aircraft under lease;

•	aircraft dispositions;
•	monitoring the performance of maintenance obligations of lessees under the leases in a manner consistent with the practices employed from time to time by GECAS with respect to its own aircraft;

•	using commercially reasonable efforts to maintain compliance with certain of GAL’s obligations in its financing agreements, including concentration thresholds in the credit facility;
•

procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of GAL’s rights under any lease, disputes that arise as to any aircraft or for any other purpose that GECAS reasonably determines is necessary in connection with the performance of its services; and

•	certain aviation insurance related services.

Fees. The servicing agreement provides that GAL will pay to GECAS a monthly base fee of 0.01% of the purchase price of each aircraft acquired by GAL. The servicing agreement provides that GAL will also pay to GECAS a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft serviced under the servicing agreement plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any aircraft serviced under the servicing agreement. GECAS is also entitled to a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets by GAL. Fees for additional services will be as mutually agreed.

Standard of Care. GECAS has agreed to perform the services required by the servicing agreement with reasonable care and diligence at all times.

Term and Termination. The servicing agreement expires in 2021. We have the right to terminate the servicing agreement if, among other things:

•	GECAS ceases to be at least majority-owned directly or indirectly by GE Capital, or its ultimate parent, GE;
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GECAS fails in any material respect to perform any material services under the servicing agreement which results in liability of GECAS due to its gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply the standard of care or conflicts standard in respect of performance of the services in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•

GECAS fails in any material respect to perform any material services under the servicing agreement in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS, GE Capital or GE becomes subject to bankruptcy or insolvency proceedings;
•	the occurrence of an event of default under the credit facility in respect of the payment of interest, and the continuance of such event of default for 60 days; and
•	the occurrence of certain other events of default while a significant portion of our available aircraft remain off-lease for a specified period.

GECAS is entitled to terminate the servicing agreement if, among other things, GAL defaults in its payment and other obligations thereunder, any material representation or warranty made by GAL or its subsidiaries is false or misleading in a manner material to GECAS, GAL or its subsidiaries become subject to bankruptcy or other insolvency proceedings, GAL or any of its applicable subsidiaries no longer hold any aircraft, or any guarantee of obligations under the servicing agreement in favor of GECAS ceases to be in effect.

GECAS is entitled to terminate the servicing agreement, subject to certain notice periods described below, if any competitor to GECAS controls or becomes the beneficial owner, directly or indirectly, of more than 10% of any class of our securities or obtains director appointment rights and we are unable to restructure the servicing agreement (or are otherwise unwilling to restructure the servicing agreement) and the services provided thereunder in a manner acceptable to GECAS. Under the servicing agreement, a competitor is defined by reference to certain named aircraft leasing companies and their successors and more generally as any other company that has consolidated annual aircraft leasing or aircraft or engine manufacturing revenues of in excess of $200 million.

GECAS may also resign under the servicing agreement with respect to all aircraft serviced thereunder or any affected aircraft, as the case may be, if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be in violation of any GE corporate policy regarding business practices or legal, ethical or social matters, be likely to lead to an investigation by any governmental authority of GECAS or its affiliates, expose GECAS to liabilities for which, in GECAS’s good faith opinion, adequate bond or indemnity has not been provided or place GECAS in a conflict of interest with respect to which, in GECAS’s good faith opinion, GECAS could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be. Whether or not it resigns, GECAS is not required to take any action of the foregoing kind. GECAS may also resign in certain circumstances if it becomes subject to taxes for which we do not indemnify GECAS.

Conflicts of Interest. In addition to servicing our aircraft, GECAS currently manages and remarkets for lease or sale other aircraft and will continue to market for sale or lease other aircraft for third parties (including other aircraft owned by GE Capital and its affiliates). If a conflict of interest arises as to one of our aircraft and other aircraft managed by GECAS, GECAS must perform the services in good faith, and, to the extent that either two or more of our particular aircraft or one of our aircraft and other aircraft managed by GECAS have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, GECAS has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis.

Indemnification. GAL has assumed liability for, and has agreed to indemnify GECAS on an after-tax basis against, any losses that arise as a result of or in connection with the aircraft or GECAS’s performance of its obligations under the servicing agreement or from errors in judgment or omissions by GECAS under the servicing agreement, except for any loss that is finally adjudicated to have been caused directly by GECAS from gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply its standard of care or conflicts standard in the performance of its services. GAL also agreed that GECAS and its affiliates will have no liability to it or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s “standard of liability”).

Exhibits

The foregoing summaries of the credit facility, the security trust agreement and the servicing agreement are qualified in their entirety by reference to the complete text thereof, copies of which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

Exhibit	Title
10.1

Credit Agreement, dated as of April 5, 2007, among GAL, as borrower, GLL, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank.

10.2

Security Trust Agreement, dated as of April 5, 2007, among GAL, certain affiliates of GAL, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank.

10.3	Servicing Agreement, dated as of April 5, 2007, between GAL and GECAS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited
(Registrant)
Date:	April 12, 2007	By:	/s/ John McMahon
John McMahon Chairman, President and Chief Executive Officer